UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZyVersa Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98987D 102
(CUSIP Number)

Jared Kelly Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (212) 419-5974
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98987D 102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Daniel J. O’Connor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	1,572,303*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,572,303*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,303*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.70%
14	TYPE OF REPORTING PERSON IN

*As of the date hereof, Daniel J. O’Connor may be deemed to beneficially own an aggregate of 1,572,303 shares of common stock, par value $0.0001 per share (“Common Stock”), of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Issuer”), consisting of (i) 1,377,599 shares of Common Stock issued to Larkspur Health LLC (“Larkspur LLC”) in connection with the business combination completed between the Issuer and Larkspur Health Acquisition Corp. (the “Business Combination”); (ii) warrants to purchase up to 177,204 shares of Common Stock held by Larkspur LLC; (iii) warrants to purchase up to 8,750 shares of Common Stock held directly by Mr. O’Connor; and (iv) Series A Convertible Preferred Stock convertible into 8,750 shares of Common Stock held directly by Mr. O’Connor. Mr. O’Connor serves as the sole manager of Larkspur LLC. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. O’Connor may be deemed to beneficially own 1,572,303 shares of Common Stock, representing 7.70% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof. Mr. O’Connor disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

The beneficial ownership percentage is based on 20,225,263 shares of Common Stock reported as issued and outstanding in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 12, 2023.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Larkspur Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	1,554,803*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,554,803*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,803*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.61%*
14	TYPE OF REPORTING PERSON OO

*As of the date hereof, Larkspur Health LLC, a Delaware limited liability company (“Larkspur LLC”) is deemed to beneficially own an aggregate of 1,554,803 shares of common stock, par value $0.0001 per share (“Common Stock”), of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Issuer”), representing 7.61% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof. The shares of Common Stock reported herein consist of (i) 1,377,599 shares of Common Stock issued to Larkspur LLC in connection with the Business Combination and (ii) warrants to purchase up to 177,204 shares of Common Stock.

The beneficial ownership percentage is based on 20,225,263 shares of Common Stock reported as issued and outstanding in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 12, 2023.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 4 of 7 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on behalf of (i) Daniel J. O’Connor and (ii) Larkspur Health LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on December 12, 2022 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a-b)

Mr. O’Connor may be deemed to beneficially own (with sole voting and dispositive power) 1,572,303 shares of Common Stock, which represents approximately 7.70% of the Issuer’s issued and outstanding shares of Common Stock.

Larkspur LLC may be deemed to beneficially own (with sole voting and dispositive power) 1,554,803 shares of Common Stock, which represents approximately 7.61% of the Issuer’s issued and outstanding shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS

The following exhibits are incorporated into this Schedule 13D.

Exhibit 1	Joint Filing Agreement, dated December 22, 2022, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons (filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 12, 2022, and incorporated herein by reference).
Exhibit 2	Business Combination Agreement, dated July 20, 2022 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed on July 22, 2022, and incorporated herein by reference)
Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of December 12, 2022, by and among the Issuer and each of the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on December 13, 2022, and incorporated herein by reference)
Exhibit 4	Letter Agreement, dated December 20, 2021, by and among the Company and its officers, directors, Larkspur LLC, and the other parties named therein (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on December 23, 2021 and incorporated herein by reference)

CUSIP No. 98987D 102	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023	By:	/s/ Daniel J. O’Connor
Daniel J. O’Connor

Larkspur Health LLC

	By:	/s/ Daniel J. O’Connor
	Name:	Daniel J. O’Connor
	Title:	Sole manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).